Exhibit 8.1

List of Subsidiaries of TJGC Group Limited

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership
CTRL Media Limited	Hong Kong	100%
CTRL Solutions Limited	Hong Kong	100%
CTRL Games Limited	Hong Kong	100%
Tongjiang Group Limited	Hong Kong	100%
Horgos Gongchuang Huitong Technology Co., Ltd.(霍尔果斯共创汇通科技有限公司)*	PRC	100%

*	On July 3, 2026, Horgos Gongchuang Huitong Technology Co., Ltd. passed a resolution to dissolve the company and commence its deregistration and liquidation procedures. The statutory public notice period for the liquidation commenced on July 3, 2026 and will end on August 17, 2026. As of the date of this Annual Report, the liquidation is still in progress. Upon completion of the liquidation, Horgos Gongchuang Huitong Technology Co., Ltd. will cease to be a subsidiary of TJGC Group Limited.